Exhibit 99.2

AVG TECHNOLOGIES N.V.

Notice of Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders of AVG Technologies N.V., having its official seat in Amsterdam, the Netherlands (the Company), will be held on 27 June 2012 at 10:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam in the Netherlands. The language of the meeting will be English.

AGENDA

The agenda of the meeting includes the following items:

1.	Opening and announcements

2.	Discussion of the Company’s financial statements for the financial year 2011, including the Dutch statutory annual report and annual accounts as well as the annual financial statements filed with the SEC on form 20-F

3.	Adoption of the Dutch statutory annual accounts for the financial year 2011*

4.	Discussion of the Company’s dividend policy and appropriation of the 2011 result

5.	Release from liability of the Management Board members in respect of the exercise of their duties during the financial year 2011*

6.	Release from liability of the Supervisory Board members in respect of the exercise of their duties during the financial year 2011*

7.	Adoption of the remuneration policy for the Management Board*

8.	Questions

9.	Close

The items marked * are voting items. The Annual General Meeting will vote on these matters regardless of the number of shareholders present and of the number of shares represented, and resolutions in favour of these agenda items will be adopted by a simple majority of the votes validly cast by shareholders present or represented.

Copies of the full agenda, including explanatory notes, and said financial statements are available for inspection, and can be obtained free of charge, at the office of the Company in Amsterdam (AVG Technologies N.V., Gatwickstraat 9, 1043 GL Amsterdam) and are also published on the Company’s website at http://investors.avg.com.

ATTENDANCE OF THE ANNUAL GENERAL MEETING

Only holders of shares in the share capital of the Company as of the close of business on 30 May 2012 (the Record Date) or those who hold a valid proxy for the Annual General Meeting are entitled to take part and vote at the Annual General Meeting. Each share outstanding on the Record Date is entitled to one vote on each voting item.

For shareholders whose ownership is directly recorded in the Company’s shareholders register (the Registered Shareholders) and for shareholders holding their shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such shareholders, the Beneficial Owners), the conditions for attendance at the Annual General Meeting are as follows:

•	Registered Shareholders must notify the Company by submitting their name and number of registered shares through the Company’s e-mail address ir@avg.com no later than on 22 June 2012; and

•

Beneficial Owners must have their financial intermediary or its agent with whom the shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the Annual General Meeting. These Beneficial Owners must (i) notify the Company of their intention to attend by submitting their name and number of shares beneficially owned through the Company’s e-mail address ir@avg.com no later than on 22 June 2012 and (ii) bring the proxy received from their financial intermediary to the Annual General Meeting.

Persons entitled to take part in the meeting may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or driving licence).

PARTICIPATION IN THE ANNUAL GENERAL MEETING BY PROXY

Registered Shareholders who are not in a position to attend the meeting in person, may, without prejudice to the above registration and attendance notification provisions, grant a written proxy to the following independent third party: Mr Chr.M. Stokkermans, civil law notary in Amsterdam, the Netherlands, and/or his replacement and/or each (junior) civil law notary of Allen & Overy. The proxy can be granted with or without voting instructions. In case a proxy is granted to said independent party without voting instructions it shall be deemed to include a voting instruction in favour of all proposals made by the Management Board and/or the Supervisory Board of the Company, and against any other proposal. Proxy forms to be used to grant a written proxy are available free of charge at the offices of AVG Technologies N.V. (Gatwickstraat 9, 1043 GL Amsterdam, the Netherlands) and at http://investors.avg.com. To be counted, a duly completed and executed proxy must have been received by Mr Chr.M. Stokkermans, civil law notary in Amsterdam, the Netherlands, at the offices of Allen & Overy LLP (Apollolaan 15, 1077 AB Amsterdam) or, if sent in pdf-form electronically at his e-mail address: christiaan.stokkermans@allenovery.com no later than on 22 June 2012.

Beneficial Owners who wish to exercise their meeting rights by proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds the shares on such Beneficial Owner’s behalf.

FURTHER INFORMATION

As at 18 May 2012 a total of 54,384,511 voting shares in the Company are outstanding.

For further information, please contact: AVG Technologies N.V. Investor Relations, Gatwickstraat 9, 1043 GL Amsterdam, the Netherlands. Email: ir@avg.com.

Amsterdam, the Netherlands, 18 May 2012.

AVG Technologies N.V.

The Supervisory Board